Exhibit 99.1

Press Release

Brussels – 19 March 2024 - 22:45 CET

AB InBev Announces Pricing of USD 1 Billion Notes

19 March 2024 – Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) announced today the pricing of a USD 1 billion SEC-registered bond offering, consisting of USD denominated 5.000% fixed rate notes due 2034 (the “Notes”).

The Notes will be issued by AB InBev’s wholly-owned subsidiary, Anheuser-Busch InBev Worldwide Inc. (“ABIWW” or the “Issuer”), and will be fully, unconditionally and irrevocably guaranteed by AB InBev, Anheuser-Busch InBev Finance Inc., Anheuser-Busch Companies, LLC, Brandbev S.à r.l., Brandbrew S.A. and Cobrew NV. The Notes will be senior unsecured obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of the Issuer.

The offering is expected to close on 21 March 2024, subject to the satisfaction of customary closing conditions.

The net proceeds of the offering will be used for general corporate purposes, including the repayment of upcoming debt maturities in 2024 and funding the previously announced cash tender offers for the Issuer’s and AB InBev’s notes maturing in 2026 to 2028.

This offering is being made pursuant to an automatically effective shelf registration statement (including a prospectus) filed by the Issuer and AB InBev with the U.S. Securities and Exchange Commission (the “SEC”) on 13 March 2024 (the “Registration Statement”). The Issuer and AB InBev have filed a preliminary prospectus supplement with the SEC for the Notes to which this communication relates. Before investing, potential investors should read the prospectus, the documents incorporated by reference in the Registration Statement and the preliminary prospectus supplement related to this offering for more complete information about AB InBev and this offering. These documents may be obtained free of charge by visiting the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus related to this offering can be obtained from BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attention: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-800-831-9146 or by email: prospectus@citi.com; or Deutsche Bank Securities Inc., 1 Columbus Circle, New York, NY 10019 or by telephone at 1-800-503-4611; or J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attention: Investment Grade Syndicate Desk, or by telephone at 1-212-834-4533; or MUFG Securities Americas Inc., 1221 Avenue of the Americas, 6th Floor, New York, NY 10020, or by telephone at 1-877-649-6848.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, including the Notes. There shall not be any sale of the securities described herein in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Reference is also made to the restrictions set out in “Important Information” below. The distribution of this press release and other information in connection with the offering in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

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AB InBev Contacts

Investors

Shaun Fullalove

Tel: +1 212 573 9287

E-mail: shaun.fullalove@ab-inbev.com

Ekaterina Baillie

Tel: +32 16 276 888

E-mail: ekaterina.baillie@ab-inbev.com

Cyrus Nentin

Tel: +1 646 746 9673

E-mail: cyrus.nentin@ab-inbev.com

Fixed Income Investors

Patrick Ryan

Tel: +1 646 746 9667

E-mail: patrick.ryan@ab-inbev.com

Media

Media Relations

E-mail: media.relations@ab-inbev.com

About Anheuser-Busch InBev (AB InBev)

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155,000 colleagues based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was 59.4 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 11 March 2024. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, the ongoing conflicts in Russia and Ukraine and in the Middle East, including the conflict in the Red Sea. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Important Information

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) No. 2017/1129 (as amended, the “Prospectus Regulation”). No key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). No key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

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